BUFFALO GOLD LTD.

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9

Phone: 604-685-5492  Fax: 604-688-4169

RESTATED NEWS RELEASE:

BUFFALO ACQUIRES OPTION OVER MT. KARE

GOLD PROPERTY IN PAPUA NEW GUINEA

October 11, 2005 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has reached an agreement in principle with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea.  Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property.

Longview is a private British Virgin Islands company and a wholly owned subsidiary of Longview Investment Limited.  Longview Investment Limited is a company incorporated in the Republic of Ireland and is wholly owned by Damien Reynolds, who is also a director and the Chairman of the Board of Buffalo.

The Mt. Kare Property is contiguous to Placer Dome’s Porgera Mine property, where current reserves and resources, along with past production total more than 28 million ounces of gold.  The various styles of mineralization identified at both Porgera and Mt. Kare are very similar in geologic setting and structural controls.

The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t Au) is estimated by the independent engineering firm of Watts Griffis & McOuat to be:

Resource Classification	Million Tonnes	gm Au/t	gm Ag/t
Indicated Mineral Resources Inferred Mineral Resources	14.68 10.85	2.36 1.98	33.7 22.7

The Mt. Kare Audit and Resource Estimate was prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat (“WGM”) in November of 1998 and updated by WGM in January of 2000, prior to the implementation of National Instrument 43-101 (“NI43-101”).  Although Buffalo considers the resource estimate to be an historic estimate, Buffalo does consider the resource estimate to be relevant.  The resource categories reported by WGM were based on definitions defined in the Australian code for Reporting of Identified Mineral Resources and Ore Reserves, 1996 (“JORC”). The JORC resource categories “Indicated Mineral Resource” and “Inferred Mineral Resource” are consistent with the Indicated and Inferred resource categories defined by NI 43-101.

In order to acquire its interest in the Mt. Kare Property, Buffalo will assume Longview’s obligations under its agreement with Madison as follows:

•

Buffalo will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of CAD$500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property

•

Buffalo can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at Buffalo’s election, a further CAD$500,000 on or before February 15, 2007

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Buffalo can acquire a further 14% interest (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008 at the latest

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After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both

•

If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Buffalo will issue to Longview 17,000,000 common shares of Buffalo at a deemed price of USD$0.25 per share upon Buffalo having acquired the initial 49% interest in Madison PNG from Madison.  In addition, Buffalo has agreed to pay Longview CAD$200,000 in blocks of CAD$50,000 on signing of the acquisition agreement and every three months thereafter until paid.

This acquisition will require the approval of Buffalo’s shareholders and Buffalo will seek such approval as soon as it is in a position to do so.  The acquisition is also subject to approval from the TSX Venture Exchange.

Subject to regulatory approval, Buffalo has granted incentive stock options entitling the purchase of up to 900,000 shares of Buffalo at a price of USD$0.35 per share until October 5, 2010.

John V. Tully, P. Geo., a qualified person for the purposes of NI43-101 was responsible for the preparation of the technical information disclosed in this news release.

This news release amends the news release issued by Buffalo on October 5, 2005.  This news release is a restatement of, and accordingly supercedes that news release

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds ”

Damien Reynolds,

Chairman of the Board of Directors

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN